Ohio Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Ohio Phase-In-Recovery Funding, LLC
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

July 10, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Rolaine S. Bancroft, Esq. and David Beaning, Esq.

Re:	Ohio Power Company
Ohio Phase-In-Recovery Funding LLC
Amendment No. 1 to Registration Statement on Form S-3 Filed June 25, 2013
File Nos. 333-188745 and 333-188745-01

Ladies and Gentlemen:

Ohio Power Company and Ohio Phase-In-Recovery Funding LLC (collectively, the “Registrants”) jointly thank you for your letter of comments dated July 9, 2013 (the “Second Letter”) that relates to the Amendment No. 1 to Form S-3 registration statement referenced above (as amended, the “Registration Statement”).  We also note that our Amendment No. 1 addressed your letter of comments dated June 18, 2013 (the “First Letter”) that related to the initial Form S-3 filed on May 22, 2013.

We revised the base prospectus and the prospectus supplement in response to the First Letter, and made other related revisions and updating changes where appropriate, all of which were reflected in Amendment No. 1 to the Registration Statement.  With respect to the Second Letter, we respectfully submit the responses below.

Registration Statement on Form S-3

COMMENT:

General

1. We note your response to comment 2 of our letter dated June 18, 2013 that you will file executed agreements and legal and tax opinions as exhibits to a Form 8-K within four business days of the closing date.  All exhibits required by the registration statement must be on file by the date of the filing the final prospectus, upon which a new effective date for the registration statement is triggered.  Form 8-K may be used to file these exhibits which would otherwise only be able to be included by the filing of a

Rolaine Bancroft, Esq. et al.
July 10, 2013

post-effective amendment.  Refer to SEC Release No. 33-6470 at note 11; Sections III.A.3.b, III.B.3.c. and III.B.3.d of the SEC Release 33-8518; and Section III.F. of SEC Release 33-9117. Therefore, we reissue the comment in part.  Please confirm that exhibits will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions.

RESPONSE:

We hereby confirm that all exhibits will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions.

COMMENT:

2.  While we note your response to comment 9 that Ohio Power Company is currently a reporting company under the Exchange Act, please provide us with your legal analysis as to how the forward-looking safe harbor applies giving consideration to Securities Act Section 27A(a)(1) and Securities Act Rule 191 and Exchange Act Rule 3b-19 where a depositor is a different “issuer” from that same person acting “for purposes of that person’s own securities.”

RESPONSE:

We believed the safe harbor was applicable given that Ohio Power Company is a co-registrant and not just the depositor in this transaction.  On further reflection, however, we withdraw our prior comment and confirm that we will not invoke the forward-looking safe harbor in any preliminary or final prospectus filed pursuant to Rule 424.

***

Rolaine Bancroft, Esq. et al.
July 10, 2013

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085, or by e-mail at khochberg@sidley.com,  if you have any questions or further comments.

Very truly yours,

OHIO POWER COMPANY

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer

OHIO PHASE-IN-RECOVERY FUNDING LLC

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer